BIRDBILL, INC.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

February 5, 2016

Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington DC 20549
Attn: Mara L. Ransom, Assistant Director

Re:          Birdbill, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 2, 2015
File No. 333-205792

Dear Ms. Ransom:

We have received your letter dated November 18, 2015 and have updated the Registration Statement and prepared the following responses to your comments.

General

1. Please ensure your financial statements comply with the updating requirements of Rule 8-08 of Regulation S-X with respect to the quarter ended September 30, 2015.

RESPONSE: Financial statements have been updated to include those figures for the quarter ended December 31, 2015, and are current under the requirements of Rule 8-08.

2. We have reviewed your response to comment 2. It seems the attachment to your response letter is the Regulation S Subscription and Investor Representation Agreement. Please tell us if this is the only communication provided to potential investors. Please also file this agreement as an exhibit to your registration statement.

RESPONSE: The Regulation S Subscription and Investor Representation Agreement is the only communication provided to potential investors. It is included as an exhibit to the registration statement.

Prospectus Summary

The Offering, page 2

3. Please revise your disclosure of the net proceeds you may receive from this offering. In this regard, we note that your disclosures on the outside front cover page and page 11 differ.

RESPONSE: If we sell all shares available under this offering, we will gross $50,000, and we anticipate associated costs will leave us with a net of $10,000 available to use in our operations. The figures listed in the registration statement are correct.

Use of Proceeds, page 11

4. Please revise your table to reflect the correct amount of net proceeds received.

RESPONSE: The net proceeds of $10,000 is correct and is the figure upon which all others in the table are based.

Plan of Distribution, page 12

5. We have reviewed your response to comment 16; however, your proposed revisions do not address our comment. We are aware that three individuals are considered selling security holders for purposes of the secondary offering you are registering; however, the disclosure that appears in this section pertains to the primary offering. We note in the first paragraph of this section, "[t]he Primary Offering shares will be sold in a 'direct public offering' through our officer and directors." This is inconsistent with your disclosure on the cover page, "[t]he Company is offering the shares on a self-underwritten, 'best efforts' basis directly through its CEO and director, Ying Wai Leung." Please revise your disclosures, either here or on the cover page, to identify who will be engaged in selling shares for the primary offering.

RESPONSE: The direct public offering will be a best efforts attempt by the Company's officer and directors to offer shares registered under this registration statement to their friends, family, and business associates, relying upon Rule 3a4-1(a)(4)(ii) as a safe harbor.

Description of Securities, page 13

6. We have reviewed your response to comment 17. It does not appear that you have provided a description of your capital stock, as required by Item 202(a) of Regulation S-K. Please revise your disclosure to include the necessary descriptions in Item 202(a)(1) to (5).

RESPONSE: We have considered the requirements of Item 202(a)(1)-(5) and have updated the registration statement accordingly.

Information with Respect to the Registrant

Business, page 14

7. We have reviewed your response to comment 19. Please revise your prospectus to include the details you provided in your response with respect to operational and aspirational services.

RESPONSE: These points have been updated in the registration statement.

8. We have reviewed your response to comment 20. We understand that Birdbill Points will act as a digital currency or intermediary for online merchants and teenagers. However, it is not clear from your description how you will generate revenue from this intermediary role. Please revise your disclosure to explain how these operations will provide revenues.

RESPONSE: Birdbill.com will generate revenues by providing promotion and advertising services to participating merchants. Our platform enables customers to carry out online-to-offline promotion of goods and services under the banners of birdbill.com and game.now.com, and the rack banner, window display, and headline press advertisements of 7-Eleven convenience stores. Some merchants may choose to provide free tickets, coupons, value-added digital content and sample products to Birdbill users as promotional consideration. These companies will sell their wares and services in exchange for Birdbill Points, taking the profit that remains after Birdbill deducts the costs due to us for facilitating the distribution channels. In addition to collecting on these promotion and advertising services, Birdbill will share profits and commissions with merchants for the goods and services sold through birdbill.com or purchased with Birdbill Points. This information has been added to the registration statement.

9. We have reviewed your response to comment 21. Please revise prospectus to include the additional details provided in your response.

RESPONSE: The response from comment 21 has been added to the registration statement.

Business Strategy, page 16

10. We have reviewed your response to comment 22. Given the specificity of your market estimate, please revise your prospectus to include the underlying details of management's analysis that you described in your response.

RESPONSE: The details from comment 22 have been added to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

11. Please include management's analysis of the interim period operating results and financial condition as required by Item 303 of Regulation S-K for the quarter ended September 30, 2015.

RESPONSE: The requested analysis has been added to the registration statement.

Liquidity and Capital Resources, page 20

12. We have reviewed your response to comment 28. While we note the resolution of the inconsistency highlighted by comment 28, it appears that your prospectus does not disclose your monthly cash flow needs. Please revise your disclosure to state clearly how much you will require on a monthly basis to sustain your operations and expand your operations.

RESPONSE: Figures have been added to this section in the registration statement.

13. We have reviewed your response to comment 29. Please revise your disclosure as requested to include the details in your response. Additionally, please discuss significant development goals, including but not limited to contractually defined milestones, as well as the material costs associated with achieving such milestones, and the sources of funds that you plan to utilize to cover such costs and expenses. For example, you could provide a timeline highlighting key development events and phases to provide investors a clearer picture of your operational goals over the next year.

RESPONSE: The response to comment 29 has been included in the registration statement, as are additional disclosures regarding key developments and timeline.

Directors, Executive Officers and Corporate Governance

Background of Directors and Executive Officers, page 20

14. We have reviewed your response to comment 31. We did not receive an attachment providing biographical details on your officer and directors. Regardless, please revise your prospectus to provide details about your directors and executive officers as required by Item 401 of Regulation S-K.

RESPONSE: These details are included in the registration statement.

Executive Compensation, page 23

15. We have reviewed your response to comment 32. While we recognize the addition of the summary compensation table, we note that you have provided salary and incentive compensation to your executive officer. Please revise your prospectus to include the narrative disclosures required by Item 402 of Regulation S-K, which includes but is not limited to the information required by Item 402(o).

RESPONSE: The narrative disclosure has been added to the registration statement.

Selling Security Holders, page 25

16. We note that the number of common stock shares outstanding as of June 30, 2015 has increased from the previous draft of your prospectus. Please explain this change.

RESPONSE: Since the last draft of this registration statement on Form S-1, the Company has opted to increase the number of shares to be registered under this registration statement. The 80,000 share increase is the product of that decisions.

Signatures, page 47

17. Please include the signatures from your board of directors as required by Form S-1 as you have currently provided solely the signatures on behalf of the registrant. In this regard, we refer you to the Signatures section of Form S-1 and highlight the signatures required on behalf of the registrant and the signatures required by individuals in their respective capacities.

RESPONSE: The signature block has been updated to include signatures of individuals in their respective capacities.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Birdbill, Inc.

/s/ Leung Ying Wai
Chief Executive Officer